

16006152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARVY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, Suite 1506
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dahodwala Shabbir 212-267-4334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravi Venkataraman CPA LLC
(Name – *if individual, state last, first, middle name*)

14 Courtside Lane (Address) Princeton (City) NJ (State) 08540 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shabbir Dahodwala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy, Inc., as of March 31, 2016, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Auth. Signatory

Title



TRAVIS A MARKS
Notary Public - State of New York
NO. 01MA6338850
Qualified in Queens County
My Commission Expires Mar 21, 2020

Notary Public

05/25/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

MARCH 31, 2016 AND 2015

ISSUED BY:
RAVI VENKATARAMAN, CPA LLC

KARVY, INC.

INDEX

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Karvy, Inc
New York, NY

We have audited the accompanying financial statements of Karvy, Inc. which comprise balance sheets as of March 31, 2016, and 2015 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements.

Karvy Inc.'s management is responsible for these financial statements.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. .

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karvy, Inc. as at March 31, 2016, and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 12 and 13 are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures performed

in conjunction with the audit of Karvy, Inc.'s financial statements. The supplemental schedules on pages 12 and 13 is the responsibility of Karvy, Inc.'s management. Our audit procedures included determining whether the supplemental schedules on pages 12 and 13 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and the accuracy of the information presented on the supplemental schedules on pages 12 and 13. In forming our opinion on the supplemental schedules on pages 12 and 13, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5.

In our opinion, the supplemental schedules on pages 12 & 13 are fairly stated in all material respects in relation to the financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA
May 9, 2016

KARVY, INC.

BALANCE SHEETS
As of March 31,

	2016	2015
Assets:		
Current Assets:		
Cash and cash equivalents	$ 31,785	$ 13,592
Refund of taxes	4,756	4,756
Other current assets	7,398	17,425
Total Current Assets	43,939	35,773
Fixed assets, net	956	242
Deposit	20,000	20,000
Total Assets	$ 64,895	$ 56,015
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 14,175	$ 6,066
Accrued income taxes	0	0
Total Current Liabilities	14,175	6,066
Stockholder's Equity:		
Common Stock, No Par Value, 1,500 shares authorized	2,335,000	2,335,000
Accumulated Deficit	(2,284,280)	(2,285,051)
	50,720	49,949
Total Liabilities and Stockholder's Equity	$ 64,895	$ 56,015

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2016 and 2015

	2016	2015
Revenues:		
Fee income	$ 264,000	$ 158,738
Interest	3	3
Investment Loss	0	(14,474)
	264,003	144,267
Operating expenses:		
Salaries and related expenses	154,595	177,771
Professional fees	6,826	7,472
Occupancy	44,130	92,597
Quote service	0	24,945
Regulatory compliance	21,767	21,855
Travel and entertainment	10,037	16,600
Miscellaneous	8,351	11,149
Communications	8,372	9,425
Office supplies and expense	4,564	4,998
Licenses and fees	560	0
Insurance	2,569	2,445
Depreciation	260	561
Interest	0	95
Taxes	1,201	1,248
Total operating expenses	263,232	371,161
Income (Loss) from operations	771	(226,894)
Income tax (Provision) benefit	0	0
Net Income (Loss)	$ 771	$ (226,894)

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2016 and 2015

	Common Stock			Accumulated		
	Shares		Amount	Deficit		Total
Balance, March 31, 2014	52	$	2,115,000	$ (2,058,157)	$	56,843
Capital Contributions	6		220,000			220,000
Net Income				(226,894)		(226,894)
Balance, March 31, 2015	58		2,335,000	(2,285,051)		49,949
Net Income				771		771
Balance, March 31, 2016	58	$	2,335,000	$ (2,284,280)	$	50,720

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 771	$ (226,894)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	260	561
(Increase) Decrease in other current assets	10,027	(16,553)
Increase (Decrease) in accounts payable and accrued expenses	8,109	(12,567)
Decrease (Increase) in other assets	-	(1,747)
Net cash provided (used) by operating activities	19,167	(257,200)
Cash Flows used in Investing Activities:		
Purchase of fixed assets	(974)	-
Cash Flows from Financing Activities:		
Capital contributions	-	220,000
Net increase (decrease) in cash and cash equivalents	18,193	(37,200)
Cash and cash equivalents - Beginning,	13,592	50,792
Cash and cash equivalents - Ending,	$ 31,785	$ 13,592
Supplementary Information:		
Interest Paid	$0	$0
Taxes Paid	$500	$500

See Auditor's Report and accompanying notes to financial statements

Note 1. Summary of Significant Accounting Policies

Nature of Business

Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India. Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. In August of 2010, Karvy Consultants, transferred ownership of Karvy, Inc. to Karvy Stock Broking, ltd., a member of the Karvy Group. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income

The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2016 and 2015, there were not any accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets

Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Fair Value Measurement – Assets and Liabilities

Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2016 and 2015

Note 1. Summary of Significant Accounting Policies, continued

Uncertainty in Income Taxes
Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2016 and 2015, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and New York state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Fixed Assets

At March 31, 2016 and 2015, the Company's fixed assets consisted of:

	2016	2015
Computer and office equipment	$ 25,748	$ 24,773
Furniture and fixtures	8,249	8,249
	33,997	33,022
Accumulated Depreciation	33,041	32,781
	$ 956	$ 242

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2016 and 2015, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City under a five year and one month lease term ending on December 31, 2019. Rent expense in 2016 and 2015 was $44,130 and $92,332, respectively. Future minimum rentals, on an annual basis, are as follows:

Years ending March 31,

2017	$ 83,584
2018	86,092
2019	88,674
2020	68,049
Total	$ 326,399

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2016) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as broker or dealer that does not hold customer funds or securities, and engages only in the private placement of securities, third party research; and cross border advisory services.

Note 7. Income Taxes

From inception through August 2010, the Company has incurred net operating losses totaling approximately $1,214,000. Internal Revenue Code section 382 limits the usage of net operating losses in future years when a significant change of ownership has occurred. A significant change in the Company's ownership occurred in August 2010. As a result, net operating losses arising prior to the change in ownership, are limited to $39,500 per year.

From September 2010 through March 2016, the Company has incurred net operating losses totaling approximately $ 2,262,080.

The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$ 46,377
2026	318,025
2027	249,915
2029	324,856
2030	233,864
2032	303,636
2033	195,836
2034	362,677
2035	226,894
Total	$2,262,080

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2016 and 2015

Note 8. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2016, or in 2015, that required the Company to record or disclose such a liability in the financial statements.

Note 9. Subsequent Events

Management has evaluated subsequent events through May 9, 2016, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2016

COMPUTATION OF NET CAPITAL

Stockholder's equity		$ 50,720
Less non-allowable assets:		
CRD account	$ 371	
Refund of taxes	4,756	
Other current assets	7,027	
Fixed assets, net	956	
Deposit	20,000	
		33,110
Net Capital		$ 17,610

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 14,175
Total Aggregate Indebtedness	$ 14,175

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 5,000
Excess Net Capital	$ 12,610
Ratio: Aggregate indebtedness to net capital	0.80

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of March 31, 2016)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	17,610
Net audit adjustments		0
Net Capital per above	$	17,610

Pursuant to SEC Rule 17a-5(d)(4), please be advised that no material differences existed between the audited Computation of Net Capital and Karvy, Inc.'s corresponding Unaudited FOCUS Report – Part IIA for the period ended March 31, 2016.

See Auditor's Report and accompanying notes to financial statements

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

AUDITOR'S REPORT ON EXEMPTION REPORT REVIEW

To The Board of Directors
Karvy, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Karvy, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Karvy, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i) (the "exemption provisions") and (2) the management stated that Karvy, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Karvy,Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Karvy, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

R. Venkataraman
Ravi Venkataraman, CPA
May 9, 2016



Member FINRA/SIPC

EXEMPTION REPORT
MARCH 31, 2016

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(i).

2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) from April 1, 2015throughMarch 31, 2016, without exception.

ShabbirDahodwala

11 Broadway, Ste 1568 ♦ New York, NY 10038

Tel: 212-267-4334 ♦ Fax: 212-267-4335

RAVI VENKATARAMAN, CPA LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To The Board of Directors
Karvy, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Karvy, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Karvy Inc.'s compliance with the applicable instructions of the assessment Reconciliation (Form SIPC-7). Karvy Inc,'s management is responsible for the Company's Compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in SIPC-7 for the year ended March 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman
Ravi Venkataraman, CPA
May 9, 2016

KARVY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended March 31, 2016

Payment Date	To Whom Paid	Amount
11/18/15	SIPC	$ 360
04/15/16	SIPC	300
		$ 660

See independent auditor's report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.